GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

January 7, 2008

Mail Stop 4561

Michael McTiernan

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Laurence Associates Consulting, Inc. (the “Company”)

Registration Statement Form SB-2/ Pre-Effective Amendment Two

File No.: 333-147261

Dear Mr. McTiernan:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments on the initial Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated December 31, 2007.

General

1.

The Website, www.laurenceassoc.com, is up.

2.

We have made the requested disclosure.

Risk Factors

We currently complete a limited number of engagements in a year. Our revenues and operating results fluctuate significantly from quarter to quarter, which may cause our stock price to decline.

3.

We have made the requested disclosure.

Management’s Discussion and Analysis or Plan of Operation

Referral fees

4.

We have made the requested disclosure.

Professional fees in connection with start-up

Gary B. Wolff, P.C.

  Counselor At Law

Michael McTiernan

Special Counsel

U.S. Securities and Exchange Commission

January 7, 2008

Re:

Laurence Associates Consulting, Inc.

Registration Statement Form SB-2, Pre-Effective Amendment Two

File No.: 333-147261

5.

We have disclosed that these costs related to services from independent contractors who assisted us with the initial planning process in setting up our business and its incorporation process.

Nature of Engagements

6.

The last sentence in the last paragraph of this section discloses that performing reference checks generally do not incur significant incremental out-of-pocket costs. The costs relate to correspondence and telephone calls and are not reimbursable to us.

Employees

7.

We have made the requested disclosure.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

e. Revenue recognition

8.

This footnote has been revised.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolf

/hk

Enclosure

cc:

Laurence Associates Consulting, Inc.

Li & Company, PC